Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County
Taiwan

January 19, 2011

VIA EDGAR

Mr. Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Omphalos, Corp.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 30, 2010
Form 10-Q for the Fiscal Quarter ended June 30, 2010
File No. 001-14053

Dear Mr. Jaramillo:

The following are responses of Omphalos Corporation (the “Company”) to the corresponding numbered comments in the January 6, 2011 letter from the Securities and Exchange Commission (the “Commission”).  The Company will file an amended Form 10-K for the fiscal year ended December 31, 2009, and amended Form 10-Q for the quarter ended June 30, 2010, within 10 business days after the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter (which approach was discussed in our prior response dated December 22, 2010).

Form 10-K for the Fiscal Year Ended December 31, 2009

1.	Please tell us when you will file the amendment to your Form 10-K to address the previously issued comments.

Response:  We will file the amendment to our Form 10-K within 10 business days after the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter

Item 1A, Risk Factors, page 7

Omphalos is highly dependent on two suppliers, page 9

2.
We note your response to prior comment 4. Please confirm that you will revise future filings to clarify the identity of your principal suppliers, if applicable.  This comment also applies to prior comment 5.

Response:  We will revise future filings to clarify the identity of our principal suppliers, if applicable, and will file any material agreements that we have with our principal suppliers.

Item 5.  Market for Common Equity…, page 12

3.
We note the third paragraph of your response to prior comment 11 that you have never declared or paid cash dividends.  Please tell us how this response is consistent with your disclosure of dividend distributions in 2008 on page 30 and in the fifth paragraph of your response to prior comment 13.

Response:  We will revise our disclosure in Item 5 with regard to dividends as follows:

Although we have paid dividends on our common stock in the past, we not had a policy of paying regular dividends and do not expect to pay any dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings for our business. The payment of any future dividends on our common stock will be determined by our Board of Directors and will depend on business conditions, our financial earnings and other factors.

Item 13.  Certain Relationships and Related Transactions…, page 20

4.
Please expand your response to prior comment 22 to tell us why you have not provided the information required by Regulation S-K Item 404(d) for the advances to shareholders mentioned on page 39 and in the fifth paragraph of your response to prior comment 13.  Please also tell us why you did not file your lease agreement as an exhibit.  Refer to Regulation S-K Item 601(b)(10)(ii)(D).

Response:  In our amended report on Form 10-K/A, and in our future filings, we will provide the information required Regulation Regulation S-K Item 404(d) for the advances to shareholders mentioned on page 39 and in the fifth paragraph of our response to prior comment 13 and will file the lease agreement as an exhibit.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Exhibit 32.2

5.
Please refer to prior comment 27.  We note your response to our comment that you will file an amendment to your Form 10-Q for the fiscal quarter ended June 30, 2010.  Please tell us when you will file this amendment.  We will review this amendment when filed.

Response:  We will file an amendment to our Form 10-Q for the fiscal quarter ended June 30, 2010, within 10 business days after the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 011-8863-322-9658.  Otherwise, I look forward to hearing that your follow-up discussion with our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, went satisfactorily and that we should proceed promptly with the preparation and filing of our amended reports.

Very truly yours,

/s/Sheng-Peir Yang Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board

cc:	Marc J. Ross, Esq.
Andy Smith, Esq.